UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Uniflex, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                                  ------------
                         (Title of Class of Securities)

                                    904711108
                             -----------------------
                                 (CUSIP Number)

                            Uniflex Acquisition Corp.
                           c/o RFE Investment Partners
                                 36 Grove Street
                              New Canaan, CT 06840
                     Attention: James A. Parsons, President

                                 with copies to:

Charles J. Downey III, Esq.  Thomas More Griffin, Esq.  David Allan Miller, Esq.
 Finn Dixon & Herling LLP        Battle Fowler LLP           Graubard Mollen
    One Landmark Square         75 East 55th Street             & Miller
    Stamford, CT 06901          New York, NY 10022          600 Third Avenue
      (203) 325-5000              (212) 856-7000           New York, NY 10016
                                                             (212) 818-8881
        ----------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 5, 1999
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Uniflex Acquisition Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,163,878
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,163,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                                              Page 3 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RFE VI SBIC, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,163,878
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,163,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                              Page 4 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RFE Associates VI SBIC, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,163,878
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,163,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO-LLC
--------------------------------------------------------------------------------

                                                              Page 5 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RFE Investment Partners VI, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,163,878
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,163,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                              Page 6 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RFE Associates VI, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,163,878
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,163,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO-LLC
--------------------------------------------------------------------------------

                                                              Page 7 of 51 Pages



CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMCO, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               54,912
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        54,912
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,912
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                                              Page 8 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling/Carl Marks Capital, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING                       0
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                                              Page 9 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMNY Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               242,300
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        242,300
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      242,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                                             Page 10 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Davidoff
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,946
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        2,946
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,946
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 54,912 shares held by CMCO and 242,300 shares held by CMNY.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 11 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert K. Semel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               433,800
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        433,800
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      433,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 300 shares held by Frances M. Semel, Robert K. Semel's wife, as custodian for her son.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 12 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frances M. Semel, as custodian for Scott V. Eckstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               300
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        300
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 433,800 shares owned by Robert K. Semel, Frances M. Semel's husband.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 13 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Herbert Barry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               435,576
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        435,576
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      435,576
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 34,914 shares owned by Betty Lou Barry, Herbert Barry's wife.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 14 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Betty Lou Barry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               34,914
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        34,914
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,914
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 435,576 shares owned by Herbert Barry, Betty Lou Barry's husband.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 15 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warner J. Heuman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               326,420
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        326,420
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      326,420
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 129,100 shares owned by Elaine B. Heuman, Warner J. Heuman's wife.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 16 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elaine B.  Heuman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               129,100
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        129,100
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 266,420 shares and currently exercisable options to purchase 60,000 shares owned by Warner J. Heuman, Elaine B. Heuman's husband.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 17 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Erich K. Vetter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               288,999
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        288,999
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      288,999
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 18 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elliot L. Berger
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               87,300
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        87,300
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      87,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 19 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lee B. Cantor
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               62,704
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        17,101
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        45,603
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      62,704
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 11,797 shares owned by Melissa H. Cantor, Lee B. Cantor's wife.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 20 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Melissa H. Cantor
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               57,400
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        11,797
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        45,603
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 17,101 shares owned by Lee B. Cantor, Melissa H. Cantor's husband.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 21 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hy L. Brownstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               22,710
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        4,875
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        17,835
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,710
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 22 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Judith R. Brownstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               17,835
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        17,835
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,835
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

      Excludes 4,875 shares owned by Hy L. Brownstein, Judith R. Brownstein's husband.
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 23 of 51 Pages


CUSIP NO. 904711108                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neil S. Sklar
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)|_|
                                                                      (B)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               30,100
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        30,100
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                             Page 24 of 51 Pages


                            Statement on Schedule 13D

      This Statement on Schedule 13D (this "Schedule 13D") relates to the beneficial ownership of the common stock, par value $0.10 per share (the "Common Stock"), of Uniflex, Inc., a Delaware corporation (the "Company"). CMCO, Inc., a Delaware corporation ("CMCO"), CMNY Capital, L.P., a Delaware limited partnership ("CMNY"), and Robert Davidoff previously filed as a group, a statement on Schedule 13D dated November 18, 1998, as amended by Amendment No. 1 dated February 16, 1999, relating to the Common Stock. The items in such statement are hereby superseded as set forth in this Schedule 13D. This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1. SECURITY AND COMPANY.

      The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 383 West John Street, Hicksville, New York 11802.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) and (c) This statement on Schedule 13D is being filed on behalf of each of the following (collectively, the "Reporting Persons" and individually a "Reporting Person"):

            (i)     Uniflex Acquisition Corp., a Delaware corporation
                    ("Acquisition");

            (ii) RFE VI SBIC, L.P., a Delaware limited partnership ("RFE VI SBIC");

            (iii) RFE Associates VI SBIC, LLC, a Delaware limited liability company ("RFE Associates VI SBIC");

            (iv) RFE Investment Partners VI, L.P., a Delaware limited partnership ("RFE Investment Partners");

            (v) RFE Associates VI, LLC, a Delaware limited liability company ("RFE Associates VI");

            (vi)    CMCO;

            (vii) Sterling/Carl Marks Capital, Inc., a New York corporation ("Sterling/Carl Marks");

            (viii)  CMNY;

                                                             Page 25 of 51 Pages


            (ix)    Robert Davidoff;

            (x)     Robert K. Semel;

            (xi)    Frances M. Semel, as custodian for Scott V. Eckstein;

            (xii)   Herbert Barry;

            (xiii)  Betty Lou Barry;

            (xiv)   Warner J. Heuman;

            (xv)    Elaine B. Heuman;

            (xvi)   Erich K. Vetter;

            (xvii)  Elliot L. Berger;

            (xviii) Lee B. Cantor;

            (xix)   Melissa H. Cantor;

            (xx)    Hy L. Brownstein;

            (xxi)   Judith R. Brownstein; and

            (xxii)  Neil S. Sklar.

      As used in this Schedule 13D, the term "Stockholders" includes every Reporting Person other than Acquisition, RFE VI SBIC, RFE Associates VI SBIC, RFE Investment Partners and RFE Associates VI.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group is attached hereto as Exhibit 1. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be. Each of the Reporting Persons states that it, he or she, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting

                                                             Page 26 of 51 Pages


Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

      (A) Acquisition, RFE VI SBIC, RFE Associates VI SBIC, RFE Investment Partners, and RFE Associates VI:

      Acquisition is a corporation formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined below). All of the interests in Acquisition are owned by RFE VI SBIC. RFE VI SBIC is a private investment partnership. RFE Associates VI SBIC is the sole general partner of RFE VI SBIC. RFE Investment Partners is the sole member of RFE Associates VI SBIC. RFE Associates VI is the sole general partner of RFE Investment Partners.

      The following persons are executive officers or directors of Acquisition, and are employed in the following principal occupations:

      Name                                            Principal Occupation
      ----                                            --------------------

      James A. Parsons                            Managing Member of RFE
      (President and Secretary of Acquisition)    Associates VI; Managing
                                                  Member/General Partner of
                                                  other private investment
                                                  partnerships which have been
                                                  organized by the individuals
                                                  identified below in this
                                                  sub-section (A).

      A. Dean Davis                               Managing Member of RFE
      (Vice President of Acquisition)             Associates VI; Managing
                                                  Member/General Partner of
                                                  other private investment
                                                  partnerships which have been
                                                  organized by the individuals
                                                  identified below in this
                                                  sub-section (A).

      The following persons are managing members of RFE Associates VI. The principal occupation of each such individual is serving as Managing Member of RFE Associates VI and as General Partner/Managing Member of other private investment partnerships which have been organized by such individuals:

                  A. Dean Davis
                  Michael J. Foster

                                                             Page 27 of 51 Pages


                  Howard C. Landis
                  James A. Parsons
                  Andrew J. Wagner
                  Robert M. Williams

      (B) CMCO, Sterling/Carl Marks, CMNY and Robert Davidoff:

      The principal business of CMCO is to invest in various business entities.

      The principal business of Sterling/Carl Marks is to invest in various business entities.

      CMNY is a small business investment partnership licensed by the U.S. Small Business Administration. CMNY is in the process of being liquidated by the U.S. Small Business Administration. The business of CMNY was to invest in small businesses.

      The following persons are executive officers or directors of CMCO, and are employed in the following principal occupations:

      Name                                Principal Occupation
      ----                                --------------------

      Edwin S. Marks                President, Director of CMCO
      Mark L. Claster               Vice President, Assistant Secretary of CMCO
      Andrew M. Boas                Vice President of CMCO
      Robert Davidoff               Vice President of CMCO
      David F. Shnitkin             Controller, Secretary of CMCO
      Nancy A. Marks                Director of CMCO and Private Investor
      Marjorie M. Boas              Director of CMCO and Private Investor

      The following persons are executive officers or directors of Sterling/Carl Marks, and are employed in the following principal occupations:

--------------------------------------------------------------------------------
Name                  Title                        Principal Occupation
----                  -----                        --------------------
--------------------------------------------------------------------------------
Harvey Granat         President, Director          President of Sterling/Carl
                                                   Marks Capital, Inc.
--------------------------------------------------------------------------------
Howard Davidoff       Director                     Vice President, CMNY Capital
                                                   II, L.P.
--------------------------------------------------------------------------------
Harvey Rosenblatt     Executive Vice President     Executive Vice President of
                      Director                     Sterling/Carl Marks Capital,
                                                   Inc.
--------------------------------------------------------------------------------

                                                             Page 28 of 51 Pages

--------------------------------------------------------------------------------
Robert G. Davidoff    Director                     Vice President of CMCO
--------------------------------------------------------------------------------
Arthur Friedman       Secretary                    Secretary of Sterling
                                                   Equities, Inc.
--------------------------------------------------------------------------------
Michael Katz          Assistant Secretary,         Chief Financial Officer of
                      Assistant Treasury,          Sterling Equities, Inc.
                      Director
--------------------------------------------------------------------------------
George Fishman        Director                     Private Investor
--------------------------------------------------------------------------------
Saul B. Katz          Director                     President, Sterling Equities,
                                                   Inc.
--------------------------------------------------------------------------------
Marvin B. Tepper      Director                     Senior Vice President,
                                                   Sterling Equities, Inc.
--------------------------------------------------------------------------------
Mark L. Claster       Director                     Vice President, Assistant
                                                   Secretary of CMCO
--------------------------------------------------------------------------------

      The following persons are general partners of CMNY, and are employed in the following principal occupations:

      Name                               Principal Occupation
      ----                               --------------------

      Robert Davidoff    Vice President of CMCO; General Partner of CMNY
      Edwin S. Marks     President and Director of CMCO; General Partner of CMNY

      (b) The business address for each of Acquisition, RFE VI SBIC, RFE Associates VI SBIC, RFE Investment Partners, RFE Associates VI, James A. Parsons, A. Dean Davis, Michael J. Foster, Howard C. Landis, Andrew J. Wagner and Robert M. Williams is 36 Grove Street, New Canaan, Connecticut 06840.

      The business address for each of CMCO, CMNY, Robert Davidoff, Edwin S. Marks, Mark L. Claster, Andrew M. Boas, David F. Shnitkin, Nancy A. Marks, and Marjorie M. Boas is 135 East 57th Street, New York, New York 10022.

      The business address for each of Sterling/Carl Marks and Messrs. Granat, Rosenblatt, Friedman, Michael Katz, Saul Katz, and Tepper is c/o Sterling Equities, Inc., 100 Great Neck Road, Great Neck, NY 11021.

      The business address for Mr. Fishman is 35 Frost Creek Drive, Locust Valley, NY 11560.

      The business address for each of the other Reporting Persons is c/o the Company, 383 West John Street, Hicksville, New York 11802.

                                                             Page 29 of 51 Pages


      (d) No Reporting Person or other person listed in Item 2 of this Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting Person or other person listed in Item 2 of this Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

      (f) Acquisition, RFE VI SBIC, RFE Associates VI SBIC, RFE Investment Partners, RFE Associates VI, CMCO and CMNY are organized under the laws of Delaware. Sterling/Carl Marks is organized under the laws of New York. All natural persons listed in Item 2 of this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Acquisition may be deemed to have acquired beneficial ownership of 2,163,878 shares of the Common Stock by virtue of the Voting Agreements (as defined and described in Item 6), representing approximately 50.3% of the issued and outstanding shares of Common Stock. Acquisition requested that the Stockholders, all of which are present stockholders of the Company (except Sterling/Carl Marks, which is not presently a stockholder of the Company but which is party to the Sterling/Carl Marks Commitment Letter described below) enter into the Voting Agreements as a condition to Acquisition's willingness to enter into the Merger Agreement (as defined and described in Item 4). The Voting Agreements will also apply to shares of Common Stock that may be acquired after the date thereof by such Stockholders. No additional consideration was given in exchange for the Voting Agreements.

      The following description of shares of Common Stock acquired and held by the indicated persons is expressed in terms of currently outstanding shares and, in certain cases, includes the effect of stock dividends declared and paid subsequent to the date of acquisition.

      CMCO currently owns 54,912 shares of Common Stock. CMCO acquired these shares on February 28, 1982 and paid $29,193 for the shares. Funds for the purchase of these shares of Common Stock were provided from working capital of CMCO.

      Robert Davidoff currently owns 2,946 shares of Common Stock. He acquired these shares on February 28, 1982 and paid $1,566 for these shares. Funds for the purchase of the shares were provided by personal investment funds of Mr. Davidoff.

      CMNY currently owns 242,300 shares of Common Stock. CMNY acquired these shares on August 7, 1978 and paid $57,481 for these shares. Funds for the purchase of these shares of Common Stock were provided from working capital of CMNY.

      Except for Robert Davidoff as described above, Item 3 does not apply to the officers and directors of CMCO or the Partners of CMNY.

      Robert K. Semel currently owns 433,800 shares of Common Stock which were acquired as follows: 270,000 shares were purchased from the Company for an aggregate purchase price of approximately $202,500, of which $198,000 was provided by a loan from the Company and the balance came from personal funds; 141,000 shares were purchased from the Company upon the exercise of stock options with personal funds for an aggregate purchase price of approximately

                                                             Page 30 of 51 Pages


$75,180; 22,650 shares were issued to Mr. Semel by the Company as bonus compensation; and 150 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $600.

      Frances M. Semel, as custodian for Scott V. Eckstein, holds 300 shares of Common Stock, which were purchased in market transactions with personal funds for an aggregate purchase price of approximately $1,100.

      Herbert Barry owns 435,576 shares of Common Stock which were acquired as follows: 113,946 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $102,551; 177,630 shares were purchased from family members with personal funds for an aggregate purchase price of approximately $96,000; 7,500 shares were issued to Mr. Barry by the Company as bonus compensation; and 136,500 shares were purchased from the Company upon the exercise of stock options with personal funds for an aggregate purchase price of approximately $56,725.

      Betty Lou Barry owns 34,914 shares of Common Stock which were acquired as follows: 34,764 shares were acquired by gift from her spouse and a family member; and 150 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $600.

      Warner J. Heuman owns 266,420 shares of Common Stock (exclusive of 60,000 shares of Common Stock subject to currently exercisable stock options) which were issued to him as a founder of the Company upon its initial capitalization.

      Elaine B. Heuman owns 129,100 shares of Common Stock which were acquired by gift from her spouse.

      Erich K. Vetter owns 288,999 shares of Common Stock which were acquired as follows: Mr. Vetter was a founder of the Company and 226,000 shares were acquired from the Company upon its initial capitalization; 60,000 shares were purchased from the Company upon the exercise of stock options with personal funds for an aggregate purchase price of approximately $41,202; and 2,999 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $9,700.

      Elliot L. Berger owns 87,300 shares of Common Stock which were acquired as follows: 50,000 shares were issued to Mr. Berger by the Company in connection with a business acquisition by the Company; 36,750 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $174,287; and 550 shares were issued to Mr. Berger by the Company as bonus compensation.

                                                             Page 31 of 51 Pages


      Lee B. Cantor owns individually 17,101 shares of Common Stock which were acquired as follows: 4,901 shares were purchased in market transactions with personal funds for an aggregate consideration of approximately $19,604; 9,300 shares were purchased from the Company upon the exercise of stock options with personal funds for an aggregate purchase price of approximately $27,900; and 2,900 shares were issued to Mr. Cantor by the Company as bonus compensation.

      Melissa H. Cantor owns individually 11,797 shares of Common Stock which were acquired as follows: 6,951 shares were purchased in market transactions with personal funds for an aggregate consideration of approximately $10,426; 2,250 shares were purchased from the Company upon the exercise of stock options with personal funds for an aggregate purchase price of approximately $9,000; and 2,596 shares were acquired by gift from a family member.

      Lee B. Cantor and Melissa H. Cantor own jointly 45,603 shares of Common Stock which were purchased in market transactions with personal funds for an aggregate purchase price of approximately $228,015.

      Hy L. Brownstein owns individually 4,875 shares of Common Stock issued to him by the Company as bonus compensation and Hy L. Brownstein and Judith R. Brownstein own jointly 17,835 shares of Common Stock which were purchased in market transactions with personal funds for an aggregate purchase price of approximately $62,014.

      Neil S. Sklar owns 30,100 shares of Common Stock which were acquired as follows: 27,100 shares were issued to Mr. Sklar by the Company in connection with a business acquisition by the Company; and 3,000 shares were purchased in market transactions with personal funds for an aggregate purchase price of approximately $21,000.

ITEM 4. PURPOSE OF TRANSACTION.

      On March 5, 1999, Acquisition entered into an Agreement and Plan of Merger and Recapitalization (the "Merger Agreement") with the Company. Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, Acquisition will merge (the "Merger") with and into the Company and, as a result of the Merger, RFE VI SBIC, the sole stockholder of Acquisition, will own approximately 49% of the issued and outstanding shares of Surviving Corporation Common Stock (as defined in the Merger Agreement). In connection with the Merger Agreement, Acquisition entered into the Voting Agreements with the Stockholders who, collectively, own approximately 50.3% of the issued and outstanding shares of Common Stock. In addition, as described under Item 6, Sterling/Carl Marks has delivered a letter to the Company indicating its commitment to purchase additional shares of Common Stock immediately prior to the consummation of the Merger. However, because Sterling/Carl Marks will have acquired such shares immediately prior to the Merger, it is unlikely that such shares will be eligible to vote upon the

                                                             Page 32 of 51 Pages


approval of the Merger. The purpose of the Voting Agreements and the transactions contemplated thereby is to facilitate approval of the Merger.

      At the Effective Time (as defined in the Merger Agreement), Acquisition will be merged with and into the Company, with the Company continuing as the Surviving Corporation (as defined in the Merger Agreement) and the directors identified in the Merger Agreement serving as the initial directors of the Surviving Corporation.

      At the Effective Time (as defined in the Merger Agreement), each share of Common Stock held by the Company's stockholders (other than Treasury Securities and Dissenting Shares (each as defined in the Merger Agreement) and other than Retained Shares (as defined in the Merger Agreement), which Retained Shares will represent approximately 51% of the total outstanding shares of Surviving Corporation Common Stock) will be converted into the right to receive $7.57 in cash.

      Except as otherwise agreed to in writing between the Company and the holder of any Option (as defined in the Merger Agreement), and as consented to by Acquisition, immediately prior to the Effective Time (as defined in the Merger Agreement), each outstanding Option granted under the Stock Option Plans (as defined in the Merger Agreement) or otherwise, whether or not then exercisable, shall be canceled by the Company, and at the Effective Time, or as soon as practicable thereafter, the former holder thereof shall be entitled to receive from the Company in consideration for such cancellation an amount in cash equal to the product of (i) the number of vested shares of Common Stock previously subject to such Option and (ii) the excess, if any, of $7.57 over the exercise price per share, if any, previously subject to such Option, reduced by the amount of withholding or other taxes required by law to be withheld.

      Upon the consummation of the Merger, the issued and outstanding shares of Acquisition will be converted into approximately 49.0% of the total outstanding shares of Surviving Corporation Common Stock.

      It is anticipated that the transactions contemplated in the Merger Agreement will result in the Common Stock ceasing to be quoted on the American Stock Exchange and becoming eligible for termination of registration pursuant to the Act.

      The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

                                                             Page 33 of 51 Pages


      (a) Acquisition: Pursuant to the proxy granted in the Voting Agreements, Acquisition has the shared power to vote, or to direct the vote of, an aggregate of 2,163,878 shares of Common Stock held by the Stockholders, representing approximately 50.3% of the outstanding shares of Common Stock (calculated on the basis of the 4,300,352 shares outstanding, as provided by the Company to the Reporting Persons). Acquisition does not own of record any shares of Common Stock.

      RFE VI SBIC: By virtue of its position as sole stockholder of Acquisition, RFE VI SBIC may be deemed to have the power to vote, or the power to direct the vote of, all of the shares of Common Stock which Acquisition has the power to vote, or of which Acquisition has the power to direct the vote. RFE VI SBIC does not own of record any shares of Common Stock.

      RFE Associates VI SBIC: By virtue of its position as general partner of RFE VI SBIC, RFE Associates VI SBIC may be deemed to have the power to vote, or the power to direct the vote of, all of the shares of Common Stock which Acquisition has the power to vote, or of which Acquisition has the power to direct the vote. RFE Associates VI SBIC does not own of record any shares of Common Stock.

      RFE Investment Partners: By virtue of its position as sole member of RFE Associates VI SBIC, RFE Investment Partners may be deemed to have the power to vote, or the power to direct the vote of, all of the shares of Common Stock which Acquisition has the power to vote, or of which Acquisition has the power to direct the vote. RFE Investment Partners does not own of record any shares of Common Stock.

      RFE Associates VI: By virtue of its position as general partner of RFE Investment Partners, RFE Associates VI may be deemed to have the power to vote, or the power to direct the vote of, all of the shares of Common Stock which Acquisition has the power to vote, or of which Acquisition has the power to direct the vote. RFE Associates VI does not own of record any shares of Common Stock.

      Each of the individuals identified in Item 2 as managing members of RFE Associates VI, by virtue of his or her position as a managing member of RFE Associates VI, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock beneficially owned by certain of the Reporting Persons. Each such individual disclaims beneficial ownership of all shares of Common Stock. No such individual owns of record any shares of Common Stock.

                                                             Page 34 of 51 Pages


      Other Reporting Persons:

      The table below sets forth the aggregate number and percentage of the outstanding shares of Common Stock owned beneficially by the following Reporting
Persons:

                                                                Percentage of
                                         Number of               Outstanding
Name                                   Common Shares           Common Shares(1)
----                                   -------------           ----------------

CMCO                                       54,912                   1.3%
Sterling/Carl Marks                             0                   0.0%
CMNY                                      242,300                   5.6%
Robert Davidoff                             2,946 (2)               0.1%
Robert K. Semel                           433,800 (3)              10.1%
Frances M. Semel, as custodian
  for Scott V. Eckstein                       300 (4)               0.0%
Herbert Barry                             435,576 (5)              10.1%
Betty Lou Barry                            34,914 (6)               0.8%
Warner J. Heuman                          326,420 (7)               7.6%
Elaine B. Heuman                          129,100 (8)               3.0%
Erich K. Vetter                           288,999                   6.7%
Elliot L. Berger                           87,300                   2.0%
Lee B. Cantor                              62,704 (9)               1.5%
Melissa H. Cantor                          57,400(10)               1.3%
Hy L. Brownstein                           22,710(11)               0.5%
Judith R. Brownstein                       17,835(12)               0.4%
Neil S. Sklar                              30,100                   0.7%

(1) Calculated on the basis of 4,300,352 shares outstanding, as provided by the Company to the Reporting Persons.

(2) Does not include 54,912 shares of Common Stock owned of record by CMCO, and 242,300 shares of Common Stock owned by CMNY, as to which shares of Common Stock Robert Davidoff disclaims beneficial ownership.

(3) Does not include 300 shares of Common Stock held by Frances M. Semel, Robert K. Semel's wife, as custodian for her son, as to which shares of Common Stock Robert K. Semel disclaims beneficial ownership.

                                                             Page 35 of 51 Pages


(4) Does not include 433,800 shares of Common Stock owned by Robert K. Semel, Frances M. Semel's husband, as to which shares of Common Stock Frances M. Semel disclaims beneficial ownership.

(5) Does not include 34,914 shares of Common Stock owned by Betty Lou Barry, Herbert Barry's wife, as to which shares of Common Stock Herbert Barry disclaims beneficial ownership.

(6) Does not include 435,576 shares of Common Stock owned by Herbert Barry, Betty Lou Barry's husband, as to which shares of Common Stock Betty Lou Barry disclaims beneficial ownership.

(7) Includes 60,000 shares of Common Stock subject to currently exercisable options; does not include 129,100 shares of Common Stock owned by Elaine
      B. Heuman, Warner J. Heuman's wife as to which shares of Common Stock Warner J. Heuman disclaims beneficial ownership.

(8) Does not include 266,420 shares of Common Stock owned by Warner J. Heuman, Elaine B. Heuman's husband, and currently exercisable options to purchase 60,000 shares of Common Stock owned by Warner J. Heuman, as to which shares of Common Stock and options Elaine B. Heuman disclaims beneficial ownership.

(9) Includes 45,603 shares of Common Stock owned jointly with Melissa H. Cantor, Lee B. Cantor's wife; excludes 11,797 shares of Common Stock individually owned by Melissa H. Cantor, as to which shares of Common Stock Lee B. Cantor disclaims beneficial ownership.

(10) Includes 45,603 shares of Common Stock owned jointly with Lee B. Cantor, Melissa H. Cantor's husband; excludes 17,101 shares of Common Stock individually owned by Lee B. Cantor, as to which shares of Common Stock Melissa H. Cantor disclaims beneficial ownership.

(11) Includes 17,835 shares of Common Stock owned jointly with Judith R. Brownstein, Hy L. Brownstein's wife.

(12) Consists of 17,835 shares of Common Stock owned jointly with Hy L. Brownstein, Judith R. Brownstein's husband; excludes 4,875 shares of Common Stock individually owned by Hy L. Brownstein, as to which shares of Common Stock Judith R. Brownstein disclaims beneficial ownership.

                                                             Page 36 of 51 Pages


      (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Company's securities in the past 60 days. The responses set forth in Item 4 are incorporated herein.

      (d) Each of RFE VI SBIC, RFE Associates VI SBIC, RFE Investment Partners, and RFE Associates VI and James A. Parsons disclaims the power to vote, or the power to direct the vote of, the shares of Common Stock which Acquisition has the shared power to vote, or of which Acquisition has the shared power to direct the vote.

      The Stockholders, based on their respective percentage ownership of the Common Stock, have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from any sale of the Common Stock.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The responses set forth in Item 4 and Item 5 are incorporated herein.

      Pursuant to Voting Agreements, dated as of March 5, 1999, by and between Acquisition and the Stockholders (the "Voting Agreements"), each Stockholder has agreed (and the Voting Agreements include irrevocable proxy provisions for the benefit of Acquisition with respect to the shares of Common Stock owned by each Stockholder), to vote (or cause to be voted) the Shares (as defined in the Voting Agreements) owned by such Stockholder (i) in favor of the Merger and adoption of the Merger Agreement, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and the Voting Agreements and any actions required in furtherance thereof, provided that no Stockholder shall be required to vote to approve the Merger if any amendment to the Merger Agreement (x) decreases the amount of Merger Consideration or (y) materially adversely affects the Stockholder's interests in the Merger, unless such Stockholder agrees to such amendment to the Merger Agreement; (ii) against any action or agreement that would (or would be reasonably likely to) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Voting Agreements; and (iii) except as specifically requested in writing by Acquisition in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (2) a sale, lease or transfer (whether by merger, consolidation, operation of law or otherwise) of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (3) (a) any change in the majority of the board of directors

                                                             Page 37 of 51 Pages

of the Company; (b) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (c) any other material change in the Company's corporate structure or business; or (d) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreements. In addition, each Stockholder agreed not to enter into any agreement or understanding with any person or entity in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

      Each Stockholder has also agreed, until the termination of the Voting Agreements, among other things, not to: (i) except pursuant to the terms of the Merger Agreement and to Acquisition pursuant to the Voting Agreements, offer for sale, sell, transfer (whether by merger, consolidation, operation of law or otherwise), tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer (whether by merger, consolidation, operation of law or otherwise), tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares or any interest therein, (ii) except as contemplated by the Voting Agreements, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or
(iii) take any action that would make any representation or warranty of such Stockholder contained in the Voting Agreements untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Voting Agreement.

      The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the text of each such agreement, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

      Pursuant to a letter agreement, dated February 12, 1999, from Sterling/Carl Marks to the Company (the "Sterling/Carl Marks Commitment Letter"), Sterling/Carl Marks has committed to provide the Company with an aggregate of up to $750,000 of financing to ensure, subject to the terms and conditions set forth in the Sterling/Carl Marks Commitment Letter and in the Merger Agreement, the performance of Acquisition's obligations under the Merger Agreement. The foregoing description of the Sterling/Carl Marks Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Sterling/Carl Marks Commitment Letter, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

      Pursuant to a letter agreement, dated March 5, 1999, from RFE VI SBIC to the Company (the "RFE Commitment Letter"), RFE VI SBIC has committed to provide the Company with an aggregate of up to $5,250,000 of financing to ensure, subject to the terms and conditions set forth in the RFE Commitment Letter and in the Merger Agreement, the performance of Acquisition's

                                                             Page 38 of 51 Pages


obligations under the Merger Agreement. The foregoing description of the RFE Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the text of the RFE Commitment Letter, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

      Pursuant to a letter agreement, dated March 5, 1999 (the "Letter Agreement"), among all of the Reporting Persons, each such Reporting Person has agreed (i) that the information provided by him, her or it for inclusion in certain securities law filings of Acquisition and/or the Company will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) that, upon the Effective Time, he, she or it will execute a stockholders agreement and a registration rights agreement relating to the shares of common stock of the Surviving Corporation, each in forms previously reviewed and approved by the Reporting Persons, (iii) as to the post-closing capitalization and employee stock option arrangements of the Surviving Corporation, and (iv) as to other matters. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such Letter Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

            Pursuant to a Commitment Letter, dated March 5, 1999, from The Chase Manhattan Bank and Fleet Bank, National Association (collectively, the "Banks"), to the Company and to Acquisition (the "Senior Financing Letter"), the Banks have committed to provide the Company with an aggregate of up to $23,500,000, subject to the terms and conditions set forth in the Senior Financing Letter. The foregoing description of the Senior Financing Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Senior Financing Letter, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

            Pursuant to a Commitment Letter, dated March 5, 1999, from Allied Signal Master Pension Trust ("Allied Signal"), to the Company (the "Subordinated Debt Letter"), Allied Signal has committed to provide the Company with an aggregate of up to $7,000,000.00, subject to the terms and conditions set forth in the Subordinated Debt Letter. The foregoing description of the Subordinated Debt Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Subordinated Debt Letter, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of March 5, 1999, by and among Uniflex Acquisition Corp., RFE VI SBIC, L.P., RFE Associates VI SBIC, LLC, RFE Investment Partners VI, L.P., RFE Associates VI, LLC, CMCO, Inc., Sterling/Carl Marks Capital, Inc., CMNY Capital, L.P., Robert Davidoff, Robert K. Semel, Frances

                                                             Page 39 of 51 Pages


            M. Semel, as custodian for Scott V. Eckstein, Herbert Barry, Betty Lou Barry, Warner J. Heuman, Elaine B. Heuman, Erich K. Vetter, Elliot L. Berger, Lee B. Cantor, Melissa H. Cantor, Hy L. Brownstein, Judith R. Brownstein and Neil S. Sklar.

Exhibit 2 Power of Attorney of Warner J. Heuman, Elaine B. Heuman, Erich K. Vetter, Elliot L. Berger, Lee B. Cantor, Melissa H. Cantor, Hy L. Brownstein, Judith R. Brownstein and Neil S. Sklar in favor of Robert K. Semel and Herbert Barry.

Exhibit 3 Agreement and Plan of Merger and Recapitalization, dated as of March 5, 1999, by and between Uniflex, Inc. and Uniflex Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated March 8, 1999).

Exhibit 4 Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and the other parties signatory thereto.

Exhibit 5 Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and CMNY Capital, L.P., Sterling/Carl Marks Capital, Inc., CMCO, Inc. and Robert Davidoff.

Exhibit 6 Letter Agreement, dated February 12, 1999, from Sterling/Carl Marks Capital, Inc. to Uniflex, Inc.

Exhibit 7 Letter Agreement, dated March 5, 1999, from RFE VI SBIC, L.P., to Uniflex, Inc.

Exhibit 8 Letter Agreement, dated March 5, 1999, among all of the Reporting Persons.

Exhibit 9 Commitment Letter, dated March 5, 1999, from The Chase Manhattan Bank and Fleet Bank, National Association, to Uniflex, Inc. and Uniflex Acquisition Corp.

Exhibit 10 Commitment Letter, dated March 5, 1999, from Allied Signal Master Pension Trust to Uniflex, Inc.

Exhibit 11 Press Release (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 8, 1999).

                                                             Page 40 of 51 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 1999


                        UNIFLEX ACQUISITION CORP.

                        By: /s/ James A. Parsons
                            ------------------------
                            Name: James A. Parsons
                            Title: President

                                                             Page 41 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

            RFE VI SBIC, L.P.

            By:   RFE Associates VI SBIC, LLC,
                  its General Partner
            By:   RFE Investment Partners VI, L.P.,
                  its sole member
            By:   RFE Associates VI, LLC,
                  its General Partner


            By:   /s/ James A. Parsons
                  -----------------------
                  Name: James A. Parsons
                  Title: Managing Member

                                                           Page 42 of 51 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 1999

            RFE ASSOCIATES VI SBIC, LLC

            By:   RFE Investment Partners VI, L.P.,
                  its sole member
            By:   RFE Associates VI, LLC,
                  its General Partner


            By:   /s/ James A. Parsons
                  -----------------------
                  Name: James A. Parsons
                  Title: Managing Member

                                                             Page 43 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

            RFE INVESTMENT PARTNERS VI, L.P.

            By:   RFE Associates VI, LLC,
                  its General Partner


            By:   /s/ James A. Parsons
                  ----------------------------
                  Name: James A. Parsons
                  Title: Managing Member

                                                             Page 44 of 51 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

                 RFE ASSOCIATES VI, LLC

                  By:   /s/ James A. Parsons
                        -----------------------
                        Name: James A. Parsons
                        Title: Managing Member

                                                             Page 45 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

                   CMCO, INC.

                   By:   /s/ Robert Davidoff
                         -----------------------
                         Name:  Robert Davidoff
                         Title: Vice President

                                                             Page 46 of 51 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

                  STERLING/CARL MARKS CAPITAL, INC.

                  By:   /s/ Harvey Granat
                        --------------------
                        Name: Harvey Granat
                        Title: President

                                                             Page 47 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

                  CMNY CAPITAL, L.P.

                  By:   /s/ Robert Davidoff
                        ---------------------
                        Name: Robert Davidoff
                        Title:  General Partner

                                                             Page 48 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999


                  /s/ Robert Davidoff
                  -------------------
                  Robert Davidoff

                                                             Page 49 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999


                  /s/ Robert K. Semel
                  -------------------
                  Robert K. Semel


                  FRANCES M. SEMEL, as custodian
                  for Scott V. Eckstein


                  /s/ Frances M. Semel
                  ------------------------
                  Name: Frances M. Semel
                  Title:  Custodian

                                                             Page 50 of 51 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999


                  /s/ Herbert Barry
                  -----------------------
                  Herbert  Barry


                  /s/ Betty Lou Barry
                  -----------------------
                  Betty Lou Barry

                                                             Page 51 of 51 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 1999

                  Warner J. Heuman
                  Elaine B. Heuman
                  Erich K. Vetter
                  Elliot L. Berger
                  Lee B. Cantor
                  Melissa H. Cantor
                  Hy L. Brownstein
                  Judith R. Brownstein
                  Neil S. Sklar


                  /s/ Robert K. Semel
                  -----------------------------
                  By:    Robert K. Semel
                  Title: Attorney in Fact